earnings release	1Q26

Introduction

São Paulo, May 5, 2026 – Agi Inc. (“Agi”), a leading technology-powered provider of specialized financial services in Brazil, invites the investor community to its 2026 first quarter earnings release. Agi listed at the New York Stock Exchange on February 11, 2026, under the ticker ‘AGBK’, after the Initial Public Offering. Agi Inc. is the holding company of Banco Agibank S.A. (“Agibank”) and its subsidiaries.

Letter from the Founder

To Our Stakeholders,

We entered 2026 from a position of strength, and I am pleased to share our first-quarter results, which reflect disciplined execution and a steadfast focus on long-term value creation.

We are particularly proud to have surpassed the milestone of 7 million active clients this quarter. This achievement underscores the growing recognition of our platform and reinforces our commitment to building enduring relationships with our customers.

The improvement observed in the first quarter reaffirms our belief that our long-term thesis remains intact. Following temporary disruptions in the second half of last year, our business has demonstrated a clear recovery trajectory. Monthly performance in credit origination accelerated consistently, and we exited the quarter at levels exceeding our previous quarterly benchmark. This dynamic reflects not only our operational normalization but also the resilience of our business model and the strength of our value proposition.

We are also increasingly seeing tangible results from our investments in artificial intelligence, which is rapidly becoming a central pillar of our strategy. A prime example is the evolution of our customer service model. We have transitioned from traditional, rule-based chatbots to a multi-agent AI architecture integrated with WhatsApp, capable of managing complete customer journeys from end to end.

Beyond customer service, AI is enabling us to operate with greater efficiency and intelligence across our entire platform—from credit underwriting and customer retention to product engagement. As we continue our evolution into an AI-driven company, these efficiency gains translate directly into a superior customer experience, lower operating costs, and, ultimately, offer more affordable interest rates and better solutions for our clients. We remain highly enthusiastic about the opportunities ahead as we continue to scale these capabilities.

As highlighted in our previous communications, we are committed to continuously improving our disclosure practices. This quarter, we have included a detailed monthly analysis of credit origination and fee revenue generation to display the progression of our performance more clearly throughout the period.

2

earnings release	1Q26

We remain committed to transparency. We intend to continue to enhance our communication with investors, ensuring that our disclosures evolve alongside the business and provide a clear, comprehensive view of our performance and strategic direction. We pursue these opportunities with discipline and resolve, ensuring that all decision-making is firmly focused on creating long-term value for both current and future stakeholders.

Thank you.

Marciano Testa

Founder, Chairman and CEO of Agi Inc.

Letter from the COO of Agi Inc. and CEO of Banco Agibank

In this quarter, we would like to announce and comment on the evolution of our organizational model toward a Business Units structure. This is not merely an organizational change, it also represents the foundation upon which we are building the next phase of the Company. More than reorganizing teams, we are creating the conditions to effectively capture the transformational potential of Artificial Intelligence.

3

earnings release	1Q26

The Business Units enable greater depth, specialization, and end-to-end accountability across each vertical, enhancing the quality of decision-making and bringing strategy closer to execution. Our current operating model has been instrumental in supporting the Company’s growth and building the foundation we have today. As we look ahead, we see a clear opportunity to develop this model to unlock a new level of performance, fully aligned with the transformational potential of artificial intelligence. The transition to a Business Units structure is a key step in this direction, enabling a more agile, focused, and scalable organization, where technology can be embedded at the core of processes to drive exponential gains in efficiency, innovation, and customer value.

A core tenet of our business unit strategy is maximizing the impact of AI, which cannot be treated as an incremental layer. To generate exponential impact, it requires a structural redesign of processes, radical simplification, and a rethinking of end-to-end customer journeys. We believe the Business Units are the vehicle for this transformation, as they provide the focus and autonomy needed to challenge, rebuild, and continuously evolve each workflow.

This transformation also involves a comprehensive review of our technology architecture. We must advance toward a more platform-oriented, modular, and lightweight structure, enabling Business Units to operate with greater speed while maintaining robust standards of governance, security, and integrity, achieving scale with control.

Data is another central pillar. Organizing and structuring data to make it actionable is essential to expanding the use of large language models and unlocking new capabilities. This enables a more fluid, intelligent operation, increasingly aligned with a frictionless model.

Ultimately, this represents a step-change in how we serve our customers. The combination of Business Units, process redesign, a new technological architecture, and the intensive use of AI allows us to move beyond segmentation toward true hyper-personalization, serving each customer as a unique individual.

The transition to a Business Units structure is therefore not the goal in itself, but the foundation of an integrated strategy to establish a truly AI-driven company, with scale, efficiency, and leadership within our segment.

Glauber Corrêa

COO of Agi Inc. and CEO of Banco Agibank

4

earnings release	1Q26

Key Indicators

Key Figures (R$ millions)	1Q26	4Q25	Var.%	1Q25	Var.%
Total Active Clients ('000)	7,069.9	6,715.4	5.3%	4,631.7	52.6%

Total Revenues	2,996.6	2,958.5	1.3%	2,424.9	23.6%
Net Interest Income	1,268.6	1,220.1	4.0%	1,158.9	9.5%
Earnings Before Taxes	216.1	238.1	-9.3%	511.7	-57.8%
Net Income	186.5	214.9	-13.2%	356.5	-47.7%
Recurring Earnings Before Taxes*	216.1	141.5	52.7%	511.7	-57.8%
Recurring Net Income*	186.5	161.8	15.3%	356.5	-47.7%
Interest Bearing Assets	43,238.5	41,420.7	4.4%	30,759.7	40.6%
Gross Credit Portfolio	35,498.5	34,855.0	1.8%	27,239.6	30.3%
Net Equity	4,655.0	3,276.9	42.1%	2,846.1	63.6%

ROAE LTM	26.1%	35.8%	-9.7 p.p	45.0%	-18.9 p.p
NIM LTM	12.8%	13.7%	-0.9 p.p	16.9%	-4.1 p.p
Recurring Operating Efficiency Ratio*	43.2%	45.7%	-2.5 p.p	34.2%	9 p.p
NPL > 90 days	3.6%	3.7%	-0.1 p.p	2.9%	0.7 p.p
Capital Adequacy Ratio (Basel III)	19.3%	15.5%	3.8 p.p	15.3%	4 p.p

Smart Hubs (#)	1,115	1,111	0.3%	1,016	9.6%
Headcount (#)	5,010	5,001	0.2%	4,661	7.5%

*Recurring Earnings Before Taxes, Recurring Net Income and Recurring Operating Efficiency Ratio: excludes non-recurring effects from 4Q25 Income related to the adjustments made in the civil lawsuits’ provisions model. There is no impact on 1Q26 and 1Q25 P&L.

5

earnings release	1Q26

Monthly Performance Evolution

Throughout the quarter, Agi experienced a consistent sequential improvement in its operational metrics, reflecting a clear recovery trajectory following the temporary disruptions observed in the second half of last year. As a reference point, we define "Pre-Suspension Levels" as the average monthly performance from January to November 2025, corresponding to the period before the suspension related to payroll credit origination.

Credit Origination
Monthly Evolution

100%
32%
51%
83%
106%
Pre-Suspension Level*
Dec-25
Jan-26
Feb-26
Mar-26

Credit origination showed a progressive acceleration over the period. After being impacted in December and January, origination levels reached approximately 51% of pre-suspension levels in January, followed by a more meaningful acceleration in February, when levels surpassed the reference baseline, and further improved in March, reaching approximately 106% of pre-suspension levels. This performance reflects not only the full normalization of operations but also demonstrates that our long-term thesis remains intact and resilient, supported by a clear value proposition that continues to be recognized by our clients.

Fee Revenues
Monthly Evolution

Fee revenues followed a similar trend, albeit with a more gradual recovery profile. After stabilizing in January and February at levels between ~30–40% of the pre-suspension baseline, fee generation accelerated meaningfully in March, reaching approximately 62% of reference levels. This dynamic is consistent with the lagged effect of credit origination on fee generation and reflects the gradual increase in customer engagement and product utilization, especially regarding Insurance products.

100%
43%
38%
32%
62%
Pre-Suspension Level*
Dec-25
Jan-26
Feb-26
Mar-26

Overall, the monthly evolution of both credit origination and fee revenues highlights a clear inflection point within the quarter, with performance improving month-over-month and exiting the period at a significantly higher run-rate compared to its starting point. This trajectory reinforces our view that the business enters the following quarter operating at a normalized and structurally stronger level of activity.

6

earnings release	1Q26

Summary of Quarterly Results

Clients. Total Active Clients grew 52.6% in a yearly comparison, reaching 7.1 million clients by end of 1Q26. For the purposes of our high-touch strategy, we define “active customers” as those who hold at least one product as of the end of the quarter. Average product penetration for customers with principality – meaning customers who receive their payroll with Agi - is above than 5 products, and when measuring mature cohorts (defined as customers with more than one year of relationship), it is above 7 products, evidence of the high potential of cross-selling embedded in our business model.

Credit. Total Portfolio grew 1.8% in 1Q26 over the previous quarter and increased 30.3% over the first quarter of 2025. Agi’s loan portfolio is comprised of a mix of Secured Loans (87%) at R$30.7 billion, and Unsecured Loans (13%) at R$4.8 billion, with products designed for Social Security Beneficiaries as well as Private and Public Sector workers. We believe this mix brings a sustainable balance of profitability, credit quality and the focus on long-term relationships with our clients.

Secured Lending. In 1Q26, Agi continued to successfully execute its strategy of being the disruptor in the Payroll Credit segment in Brazil, reaching a total portfolio of R$35.5 billion, 30.3% higher than the previous year. Based on our strong positioning in the INSS segment, we further increased our market share by 200bps YoY, reaching approximately 9.0% in March 2026. The credit origination market share in March was above our portfolio market share, indicating a resumption of share gains going forward. In the new and promising Private Payroll Credit launched in March 2025, Agi proved its technological readiness in deploying the new product and based on an initially more conservative approach to credit quality and guarantees for this product, reached approximately R$1.0 billion for this segment as of 1Q26. As for Public Payroll Credit, we believe it is another growth lever in terms of credit, bringing our business model to a new different profile of customers that is present in municipalities and regions where the footprint of the traditional banking system continues to be less accessible. Agi finished the first quarter of 2026 with R$0.3 billion in this segment.

Unsecured Lending. Agi’s Personal Credit portfolio has a relevant share of total revenues. By offering unsecured credit exclusively to account holders who have their principality and receive their salary or benefits at Agi, defaulting risks are reduced substantially, and portfolio margins are improved. This portfolio grew 4.7% year-over-year, reaching R$4.8 billion, and was slightly lower in the quarter (-1.6%), reflecting (i) temporarily lower origination of personal credit following the suspensions and (ii) the shorter duration of this portfolio compared to secured payroll loans. At the same time, the continued increase in the number of domiciled clients strengthens the foundation for a resumption of growth in this portfolio going forward.

7

earnings release	1Q26

Credit Quality. Non-Performing Loans over 90 days (NPL>90) reached 3.6% by the end of March 2026, 0.1 p.p. lower than previous quarter as a result of the normalization of defaulting cohorts from the previous quarters. Nevertheless, NPLs by end of 1Q26 of the overall portfolio remained comfortably below the average for consumer credit in Brazil, despite the challenging credit scenario currently in place. The Coverage Ratio measured by Provisions over NPLs >90 was 164.9% by end of March 2026.

Credit Portfolio (R$ million)	1Q26	4Q25	Var.%	1Q25	Var.%
Secured Credit	30,714.3	29,994.5	2.4%	22,668.8	35.5%
Payroll Credit	27,008.0	26,325.7	2.6%	19,886.8	35.8%
INSS	25,758.3	25,210.3	2.2%	19,731.1	30.5%
Private	950.1	864.0	10.0%	84.5	1023.8%
Public	299.7	251.3	19.3%	71.2	320.8%
Payroll Credit Cards	2,486.5	2,424.7	2.5%	2,157.1	15.3%
FGTS	1,219.8	1,244.2	-2.0%	624.9	95.2%
Unsecured Credit	4,784.2	4,860.5	-1.6%	4,570.8	4.7%
Personal Credit	4,729.6	4,802.5	-1.5%	4,485.3	5.4%
Credit Cards	54.6	58.0	-5.9%	85.5	-36.2%
Credit Portfolio	35,498.5	34,855.0	1.8%	27,239.6	30.3%
Loss Provisions - Loan Portfolio	(2,116.1)	(2,413.6)	-12.3%	(1,816.3)	16.5%
Net Credit Portfolio	33,382.4	32,441.4	2.9%	25,423.3	31.3%
NPL>90 days (%)	3.6%	3.7%	-0.1 p.p	2.9%	0.7 p.p
Coverage Ratio (%)	164.9%	189.4%	-24.5 p.p	229.9%	-65 p.p
Cost of Risk LTM (%)	5.7%	5.6%	0.1 p.p	5.7%	0 p.p

Credit Origination. Agi has a key differential of originating credit through a hybrid, 100% proprietary platform that combines physical and digital channels. We believe this approach results in better credit origination, with higher product penetration, better credit quality and longer lifetime value from clients. As we come back to regular pace of operations towards the end of the quarter, Gross Credit Origination was R$7.1 billion in 1Q26, growing 36.3% in versus the 4Q25. On a yearly comparison, Credit Origination was 30.9% lower than 1Q25, affected by temporary non-recurring events that halted the origination of new INSS Payroll Loans from the beginning of December 2025 to mid-January 2026. It is worth highlighting that this dynamic was not company-specific, but rather reflected broader disruptions across the market, driven by INSS-related processes and the implementation of new regulatory requirements, which temporarily increased operational friction and affected origination volumes industry-wide. In this YoY comparison, it is also worth considering the events that favored operations in 1Q25 specifically, such as the increase in minimum wage followed by the increase in maximum term of payroll loan contracts by 12 months, both effects impacting the margin available for new credit concessions which were explored at the time.

8

earnings release	1Q26

Deposits. Agi has a long-standing relationship with the credit market in Brazil, as a recurring issuer of Debt Securities, with the goal of diversifying funding sources to sustain the growth of the loan operations. Our ALM (Assets & Liabilities Management) strategy is conservative, matching durations and indexation of the secured credit portfolios to their respective funding sources, protecting spreads against market and interest rates volatility.

Deposits	1Q26	4Q25	Var.%	1Q25	Var.%
Demand customer deposits	456.5	345.8	32.0%	367.3	24.3%
Time Deposits - CDB	17,154.6	17,961.2	-4.5%	16,899.3	1.5%
Time Deposits - DPGE	2,812.4	2,531.9	11.1%	1,752.2	60.5%
Financial Bills and CDI	8,556.0	6,941.6	23.3%	5,347.2	60.0%
Collateralized Issuances	9,422.6	9,378.1	0.5%	3,771.3	149.9%
Foreign Bonds	890.6	667.1	33.5%	445.6	99.9%
Total Deposits	39,292.8	37,825.8	3.9%	28,582.8	37.5%
Share of Retail Funding (%)	44.8%	48.4%	-3.6 p.p	60.4%	-15.6 p.p
Share of Institutional Funding (%)	55.2%	51.6%	3.6 p.p	39.6%	15.6 p.p
Loans to Deposits Ratio (%)	90.3%	92.1%	-1.8 p.p	95.3%	-5 p.p

Net Interest Margin. The quarterly annualized NIM after provisions expanded by 50bps, indicating a more favorable dynamic in the most recent credit vintages. This improvement reflects a healthier balance between interest rates and cost of risk, suggesting that the portfolio currently being originated delivers more attractive risk-adjusted returns. On the other hand, the decline in the NIM LTM is primarily explained by a shift in asset mix, with a lower contribution from personal loans within total interest-bearing assets over the period and by a lower contribution from the credit portfolio as a whole within total interest-bearing assets over the period. As highlighted in the table below, this reflects a higher allocation to other interest-bearing assets, which typically carry lower yields compared to loans, impacting the margin on a trailing basis.

Net Interest Margin	1Q26	4Q25	Var.%	1Q25	Var.%
Interest from Loans	2,212.3	2,286.3	-3.2%	1,931.2	14.6%
Interest from Cash and Gains on Financial Assets	683.6	514.1	33.0%	177.8	284.5%
Interest Expenses	(1,627.3)	(1,580.3)	3.0%	(950.1)	71.3%
Net Interest Income (a)	1,268.6	1,220.1	4.0%	1,158.9	9.5%
Average Secured Loans	30,354.4	29,853.9	1.7%	21,357.8	42.1%
Average Unsecured Loans	4,822.3	4,804.3	0.4%	4,373.8	10.3%
Average Other Interest-Bearing Assets*	7,152.8	5,204.0	37.4%	3,387.0	111.2%
Average Interest-Bearing Assets (b)	42,329.6	39,862.2	6.2%	29,118.6	45.4%
Share of Average Secured Loans	71.7%	74.9%	-3.2 p.p	73.3%	-1.6 p.p
Share of Average Unsecured Loans	11.4%	12.1%	-0.7 p.p	15.0%	-3.6 p.p
Share of Average Other Interest-Bearing Assets*	16.9%	13.1%	3.8 p.p	11.6%	5.3 p.p
NIM - (a)/(b) - Quarter Annualized	12.0%	12.2%	-0.2 p.p	15.9%	-3.9 p.p
NIM - (LTM)	12.8%	13.7%	-0.9 p.p	16.9%	-4.1 p.p
Provision Expenses (c)	(499.0)	(544.5)	-8.4%	(361.5)	38.0%
NIM after provisions - ((a)+(c))/(b) - Quarter Annualized	7.3%	6.8%	0.5 p.p	11.0%	-3.7 p.p
NIM after provisions - LTM	8.0%	8.8%	-0.8 p.p	11.8%	-3.8 p.p

*Other Interest-Bearing Assets: from 1Q26 earnings on, the line ‘Debentures’ is being excluded from calculation, as its outstanding balance in Assets stems from issuances collateralized by credit portfolio, destined for funding, and has null impact on Net Interest Income. This has been reflected in the previous quarters for proper comparison.

9

earnings release	1Q26

Efficiency. With proprietary network of physical and digital channels, Agi is a highly efficient and scalable business model. Operating Efficiency Ratio for 1Q26 was 43.2%, improving 250bps versus the previous quarter, highlighting the recovery of operations in the beginning of 2026.

Recurring Operating Efficiency Ratio	1Q26	4Q25	Var.%	1Q25	Var.%
Personnel Expenses	(90.6)	(151.8)	-40.3%	(87.6)	3.4%
Selling, general and administrative expenses*	(381.8)	(368.1)	3.7%	(317.8)	20.1%
Depreciation and Amortization	(53.7)	(55.2)	-2.7%	(46.9)	14.4%
Other income (expenses)	(17.1)	(1.3)	1242.1%	(1.5)	1054.4%
Total Expenses (a)	(543.2)	(576.3)	-5.8%	(453.8)	19.7%
Operating Income (NII + Fees)	1,369.3	1,378.2	-0.6%	1,474.8	-7.2%
Tax expenses	(111.0)	(115.9)	-4.2%	(147.9)	-24.9%
Operating Income + Tax expenses (b)	1,258.2	1,262.3	-0.3%	1,326.9	-5.2%
Operating Efficiency Ratio - (a)/(b)	43.2%	45.7%	-2.5 p.p.	34.2%	9 p.p.
Operating Efficiency Ratio - LTM	44.8%	42.5%	2.4 p.p.	43.5%	1.4 p.p.

Profitability. Net Income for 1Q26 was R$186.5 million. On a recurring basis, this is a growth of 14.7% over 4Q25 (considering the adjustment made to the civil lawsuits provisions model in 4Q25) and indicates that Agi’s profitability improved quarter over quarter. Return on Equity over the last twelve months was 26.1%, impacted by the proceeds of the IPO being accounted on this quarter’s Net Equity.

Capital. Capital Adequacy Ratio was 19.3% by end of 1Q26, with a Tier I capital ratio of 18.1%, considering the capital allocation from Agi Inc’s consolidated financial statements, with the proceeds from the IPO adding to Referential Equity. Regardless, Agi’s track record of above average ROE has enabled a self-sustainable approach to capital generation.

	Agi Inc	Agibank		Agibank
Capital	1Q26	4Q25	Var.%	1Q25	Var.%
Referencial Equity	5,213.7	3,876.9	34.5%	3,067.2	70.0%
Referential Equity - Tier I	4,881.3	3,549.4	37.5%	2,695.0	81.1%
Common Equity	4,642.9	3,320.6	39.8%	2,695.0	72.3%
Complementary Capital	238.3	228.8	4.1%	-	-
Referential Equity - Tier II	332.4	327.5	1.5%	372.2	-10.7%
Risk-weighted Assets	26,951.7	25,008.4	7.8%	20,034.0	34.5%
Credit Risk-weighted Assets	23,236.9	22,483.4	3.4%	17,969.0	29.3%
Market Risk-weighted Assets	42.2	227.4	-81.5%	69.7	-39.5%
Operational Risk-weighted Assets	3,672.6	2,297.6	59.8%	1,995.3	84.1%
RBAN	646.3	699.5	-7.6%	430.0	50.3%
Capital Adequacy Ratio - Regulatory Limit = 10.5%	19.3%	15.5%	3.8 p.p.	15.3%	4.0 p.p.
Tier I - Regulatory Limit = 8.0%	18.1%	14.2%	3.9 p.p.	13.5%	4.6 p.p.
Tier II	1.2%	1.3%	-0.1 p.p.	1.9%	-0.7 p.p.
Expanded Capital Adequancy Ratio (RE/(RWA+RBAN))	18.9%	15.1%	3.8 p.p.	15.0%	3.9 p.p.

10

earnings release	1Q26

Consolidated Financial Statements 1Q26 - Agi Inc – IFRS

For 4Q25 and earlier quarters, Agi Financial Holding

Balance Sheet

ASSETS	1Q26	4Q25	Var.%	1Q25	Var.%
Cash and cash and equivalents	1,002.4	327.3	206.3%	269.0	272.7%
Financial Assets Measured At Fair Value Through Profit Or Loss	2,115.4	3,102.6	-31.8%	416.7	407.6%
Financial Assets Measured At Fair Value Through Other Comprehensive Income	-	-		1,176.7	-100.0%
Financial Assets Measured At Amortized Cost	43,897.4	41,258.2	6.4%	28,578.7	53.6%
Securities	4,054.3	2,475.0	63.8%	1,657.8	144.6%
Debentures	5,892.7	5,681.1	3.7%	1,497.7	293.5%
Loans to customers	35,498.5	34,855.0	1.8%	27,239.5	30.3%
(-) Provision for Expected Loss	(2,116.1)	(2,413.6)	-12.3%	(1,816.3)	16.5%
Compulsory deposits with the Brazilian Central Bank	567.9	660.8	-14.1%	-
Deferred Tax Assets	1,447.6	1,447.3	0.0%	934.4	54.9%
Property and Equipment	95.1	92.4	2.9%	58.5	62.6%
Intangible Assets	223.9	182.2	22.9%	209.3	7.0%
Right-of-use assets	198.0	211.7	-6.5%	220.6	-10.2%
Other Assets	1,213.7	1,138.8	6.6%	1,284.0	-5.5%
Total Assets	50,193.4	47,760.6	5.1%	33,147.7	51.4%

LIABILITIES	1Q26	4Q25	Var.%	1Q25	Var.%
Financial Liabilities At Amortized Cost	33,240.8	31,699.1	4.9%	24,811.5	34.0%
Demand customer deposits	456.5	345.8	32.0%	367.3	24.3%
Funds from acceptances and issuance of securities	6,399.9	6,170.5	3.7%	4,394.1	45.6%
Time customer deposits	21,341.4	20,504.9	4.1%	19,068.1	11.9%
Debt issued and other borrowed funds	890.6	759.3	17.3%	534.4	66.6%
Loans and borrowing LP	781.7	667.1	17.2%	445.6	75.5%
Investment securities	-	-		2.0	-100.0%
Debentures (from Repurchase Agreements)	3,370.6	3,251.4	3.7%	-
Derivatives	112.2	115.1	-2.5%	48.2	132.7%
Provision For Contingencies	295.6	310.3	-4.8%	335.5	-11.9%
Other Liabilities	948.6	1,330.7	-28.7%	867.5	9.4%
Liabilities related to credit assigments	10,474.3	10,397.3	0.7%	3,771.3	177.7%
Lease liabilities	233.9	248.3	-5.8%	252.9	-7.5%
Deferred tax liabilities	233.0	382.9	-39.1%	214.6	8.6%
Total Liabilities	45,538.4	44,483.7	2.4%	30,301.5	50.3%

EQUITY	1Q26	4Q25	Var.%	1Q25	Var.%
Controlling interests	4,655.0	3,276.9	42.1%	2,850.0	63.3%
Share capital and premium reserve	3,941.9	2,622.1	50.3%	1,760.6	123.9%
Reserves	547.0	544.2	0.5%	869.6	-37.1%
Retained earnings	186.5	115.2	62.0%	-
Treasury shares	(17.0)	(1.3)	1208.0%	207.5	-108.2%
Other Comprehensive income	(3.5)	(3.3)	5.9%	12.3	-128.2%
Non - Controlling Interests	-	-		(3.9)	-100.0%
Total Equity	4,655.0	3,276.9	42.1%	2,846.1	63.6%
Total Liabilities and Equity	50,193.4	47,760.6	5.1%	33,147.7	51.4%

11

earnings release	1Q26

Consolidated Financial Statements 1Q26 - Agi Inc – IFRS

For 4Q25 and earlier quarters, Agi Financial Holding

Income Statement

Recurring P&L	1Q26	4Q25	Var.%	1Q25	Var.%
Total Revenues	2,996.6	2,958.5	1.3%	2,424.9	23.6%
Interest Revenues	2,710.1	2,711.8	-0.1%	2,065.1	31.2%
Interest on Cash	497.8	425.5	17.0%	133.9	271.8%
Interest from Loan Operations	2,212.3	2,286.3	-3.2%	1,931.2	14.6%
Interest income using the effective interest method	(1,627.3)	(1,580.3)	3.0%	(950.1)	71.3%
Gains (losses) on financial assets at fair value through profit or loss*	185.7	88.6	109.7%	43.9	323.4%
Net interest income	1,268.6	1,220.1	4.0%	1,158.9	9.5%
Commissions, banking fees and other revenues from services	100.7	158.1	-36.3%	315.9	-68.1%
Operating revenues	1,369.3	1,378.2	-0.6%	1,474.8	-7.2%
Allowance for loan losses	(499.0)	(544.5)	-8.4%	(361.5)	38.0%
Personnel expenses	(90.6)	(151.8)	-40.3%	(87.6)	3.4%
Selling, general and administrative expenses	(381.8)	(368.1)	3.7%	(317.8)	20.1%
Tax expenses	(111.0)	(115.9)	-4.2%	(147.9)	-24.9%
Depreciation and amortization	(53.7)	(55.2)	-2.7%	(46.9)	14.4%
Operating expenses	(1,136.1)	(1,235.4)	-8.0%	(961.6)	18.1%
Net Operating Income	233.2	142.8	63.3%	513.2	-54.6%
Other income (expenses), net	(17.1)	(1.3)	1242.1%	(1.5)	1054.4%
Earnings Before Taxes	216.1	141.5	52.7%	511.7	-57.8%
Current income tax and social contribution	(179.7)	(229.2)	-21.6%	(234.1)	-23.2%
Deferred income tax and social contribution	150.1	249.5	-39.8%	78.9	90.3%
Net Income	186.5	161.8	15.3%	356.5	-47.7%
Effective Tax Rate	13.7%	-14.3%	28 p.p	30.3%	-16.7 p.p

Reconciliation of Recurring Net Income and Recurring Earnings Before Taxes to Net Income and Earnings Before Taxes	Accounting 4Q25	Reconciliation	Recurring 4Q25
Operating revenues	1,378.2		1,378.2
Allowance for loan losses	(544.5)		(544.5)
Personnel expenses	(151.8)		(151.8)
Selling, general and administrative expenses	(271.5)	(96.6)	(368.1)
Tax expenses	(115.9)		(115.9)
Depreciation and amortization	(55.2)		(55.2)
Operating expenses	(1,138.8)		(1,235.4)
Net Operating Income	239.4		142.8
Other income (expenses), net	(1.3)		(1.3)
Earnings before Taxes	238.1		141.5
Current income tax and social contribution	(229.2)		(229.2)
Deferred income tax and social contribution	206.0	43.5	249.5
Net Income	214.9		161.8

Reconciliation of Recurring Net Income and Recurring Earnings Before Taxes to Net Income and Earnings Before Taxes. Excludes non-recurring effects from 4Q25 Income related to the adjustments made in the civil lawsuits provisions model, impacting ‘Selling, General and Administrative Expenses’, and therefore reducing Earnings Before Taxes. This also caused a positive impact on ‘Deferred income tax and social contribution,’ when removing 45% tax rate from the figure added to ‘Selling, General and Administrative Expenses’, coming to R$161.8mm recurring Net Income for 4Q25. There is no impact in 1Q26 and 1Q25 P&L.

*As a managerial adjustment, the line “Gains (Losses) on financial assets at fair value through profit or loss” was moved to represent a more accurate view on total “Net Interest Income” for the periods.

12

agi

About Agi

Agi stands for a banking experience that welcomes and empowers all Brazilians through a business model that is unique in Brazil. Designed to serve a customer base that represents the majority of the Brazilian population, our model addresses needs that remain outside the priorities of traditional large banks and purely digital banks. We fill a gap in the market by serving, with quality and dignity, customers who are often overlooked.

Our hybrid model combines the best of both worlds: a fully digital bank that is light, fast, and easy to use, complemented by physical branches that offer a welcoming, agile, and accessible in-person experience for all Brazilians. We develop tailored solutions and provide a simple, inclusive customer journey for non-digital-native clients, creating a meaningful competitive advantage. This approach enables us to attract more customers, build long-lasting relationships, and strengthen our growth trajectory.

AGBK
LISTED
NYSE

Investor Relations

MARCELLO WINIK DUBEUX
CFO & IRO
investors@agi.com.br

FELIPE GASPAR OLIVEIRA
IR, M&A and PR Executive Manager
felipe.oliveira1@agi.com.br

CASSIANO DE MATTIA TRAMONTIN
Investor Relations Specialist
cassiano.tramontin@agi.com.br

JOÃO PEDRO CHIANTIA
Investor Relations Analyst
joao.chiantia@agi.com.br

MATHEUS FAÇANHA
Investor Relations Intern
matheus.bassani@agi.com.br

investors.agiinc.com

agi
agibank
Que bom te ver de novo,
Lourdes!
Bora agilizar?
Entrar
Entrar com senha

agi

AGBK
LISTED
NYSE